Exhibit 23.1

[KPMG Audit Limited Letterhead]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enstar Group Limited

We consent to the incorporation by reference in this registration statement on Form S-8, of Enstar Group Limited of our reports dated February 29, 2016, with respect to the consolidated balance sheets of Enstar Group Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Enstar Group Limited.

/s/ KPMG Audit Limited

Hamilton, Bermuda
June 20, 2016